UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of February 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated February 1, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: February 1, 2018

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors begins 2018 with 43% growth in January demonstrating strong Commercial and Passenger Vehicles sales performance

Key growth drivers: SCV Cargo & Pick Ups (75%), ILCV (55%) and Passenger Vehicles (55%)

Mumbai, February 1, 2018:

Tata Motors registered a strong sales performance with its Commercial and Passenger Vehicles domestic sales in January 2018 at 59,441 units as against 41,428 units in January 2017, a growth of 43%. The construction, manufacturing and logistics sectors aided in an increased demand across Commercial Vehicles segment during the month.

Domestic - Commercial Vehicles

Tata Motors' Commercial Vehicles domestic sales in January 2018 were at 39,386 units, a growth of 38% compared to 28,521 units in January 2017. The sustained growth momentum in the Commercial Vehicles segment has been on the account of robust infrastructural developments coupled with growing logistics requirements arising from the construction sector. The cumulative sales performance of the Commercial Vehicles business (April 2017-January 2018) in the domestic market was at 308,922 units, a growth of 19%, over last year and continues to grow month on month.

The M&HCV truck segment at 12,804 units was higher by 13%, over last year. The demand for trucks was led by increasing restrictions on overloading, fresh tenders in the car carrier and petroleum sectors as well as coal and cement movement triggered by key infrastructure projects. However, the growth was lower than expected owing to challenges arising out of supply constraints on key parts.

The I&LCV truck segment at 4,541 units grew by 55% over last year aided by an increased thrust in Agriculture based, FMCG and E-commerce sectors. Increasing demand for container and refrigerated trucks also resulted in increased demand in the I&LCV segment.

The SCV Cargo and Pickup segment sales at 17,948 units reported a strong growth of 75% over last year on the back of new product introductions and uptick in buying sentiments especially with e-commerce sector and Government/Municipal applications. The commercial passenger carrier segment was at 4,093 units, a growth of 3% over last year.

Domestic - Passenger Vehicles

Tata Motors' Passenger Vehicles sales performance was at 20,055 units as against 12,907 units, a robust growth of 55% over last year on the back of increasing demand of Tiago and Tigor along with Nexon and Hexa gaining traction in the steadily growing UV Segment. The Passenger Car segment registered a strong growth of 27% while the UV segment grew by 188% clearly stating the preferences of today's customers. Cumulative sales growth of Passenger Vehicles in the domestic market (April-Dec 2017) was at 149,284 units compared to 125,446 units, a growth of 15% over last year.

Exports

The company's Commercial Vehicles sales from exports in January 2018 was at 4,900 units, a growth of 5% over last year.

-Ends-

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India's largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India's market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company's innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com ;follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.